

January 20, 2011

Patricia Gruden
Interim Chief Executive Officer
Nuvilex, Inc.
7702 E. Doubletree Ranch Rd, Suite 300
Scottsdale, AZ 85258

  Re: Nuvilex, Inc.
    Item 4.02 Form 8-K/A
    Filed January 14, 2011
    File No. 333-68008

Dear Ms. Gruden:

  We have reviewed your filing and have the following comment. In our comment we ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comment.

  After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 4.02

1. We note that your 10-K for the fiscal year ended April 30, 2010 includes a restatement footnote. Please explain to us why you did not include information about this restatement in your Item 4.02 Form 8-K. Please note that Item 4.02 requires a company to file a Form 8-K if and when its board of directors, a committee of the board of directors, or an authorized officer or officers if board action is not required, concludes that any of the company's previously issued financial statements covering one or more years or interim periods no longer should be relied upon because of an error in such financial statements. The Form 8-K is required to be filed within 4 business days based on the date such conclusion is made by the board of directors. Please clarify whether you identified the errors or your independent accountants advised you about the errors to the previously issued financial statements. If you were advised by or received notice from your independent accountants about the need to take action to prevent future reliance on the previously issued audit report and completed interim reviews, disclose and provide the information required by the Instructions to Form 8-K, Items 4.02(b) and 4.02(c).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (202) 551-3649.

Sincerely,

Vanessa Robertson
Staff Accountant